FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of March 2006

                         Brazilian Distribution Company
                         -------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                    --------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F X       Form 40-F
                                    ---               ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

                                  Yes     No X
                                     ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

                                  Yes     No X
                                     ---    ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                  Yes     No X
                                     ---    ---


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                                   SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report of their notice to Investors regarding the Company's announcement of their December Sales, as filed with the Brazilian Stock Exchange, to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO



Date: March 13, 2006                       By: /s/ Eneas Cesar Pestana Neto
                                               ---------------------------------
                                               Name: Eneas Cesar Pestana Neto
                                               Title: Administrative Director

                                           By: /s/ Fernando Queiroz Tracanella
                                               ---------------------------------
                                               Name: Fernando Queiroz Tracanella
                                               Title: Investor Relations Officer

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                                  EXHIBIT INDEX

        99.1 Financial Statements for December 31, 2005 and 2004, with Report of Independent Auditors.